Exhibit 99.1

Guardforce AI to Host Virtual Roadshow on Tuesday, January 25th, 2022 at 11:00a.m. Eastern Time

NEW YORK, January 19, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, will host a virtual roadshow on Tuesday, January 25th, 2022 at 11:00a.m. Eastern Time.

Terence Yap, Chairman of Guardforce AI, will present an overview of the Company’s recent operational progress, growth initiatives, and strategic vision. The webinar will be accompanied by a presentation and followed by a question-and-answer session, which can be accessed via the webcast link or dial-in numbers below.

Date:	Tuesday, January 25th, 2022
Time:	11:00 a.m. Eastern time (8:00 a.m. Pacific time)
Dial-in:	1-877-423-9813
International Dial-in:	1-201-689-8573
Conference Code:	13726354
Webcast:	Guardforce AI Virtual Roadshow

Investors should submit their questions to GFAI@mzgroup.us ahead of the call.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforce.ai

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com